Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

November 30, 2011

Houghton Hallock III, Esq.
U. S.  Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

         Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the "Registrant"); Post-Effective Amendment No. 121 to the Registrant's Registration Statement On Form N-1A ("Amendment No. 121")
         -----------------------------------------------------------------------

Dear Mr.  Hallock:

This letter responds to comments on Amendment No. 121, which you provided in a telephonic discussion with Abigail Bertumen and me on Thursday, November 17, 2011. Amendment No. 121 was filed with the Securities and Exchange Commission (the "Commission") on September 29, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of making material changes to the Registration Statement in relation to the annual update for the Clear River Fund and Reaves Select Research Fund, each a series of the Registrant.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 121.

CLEAR RIVER FUND

PROSPECTUS

1. COMMENT: Please replace the first footnote to the fee table with the following:


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Houghton Hallock III, Esq.
November 30, 2011
Page 2

                  The Total Annual Fund Operating Expenses in this fee table do not correlate to the expense ratio in the Fund's Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund, and exclude Acquired Fund Fees and Expenses.

         RESPONSE: The requested change has been made.

2. COMMENT: In the "Principal Investment Strategies" section, please consider re-ordering the sub-strategies based on maximum percentage asset allocation, from highest to lowest.

         RESPONSE: As discussed with the Staff, due to the proximity of the filing date, the comment has been taken under advisement and will be considered in the Fund's next annual update.

3. COMMENT: Please consider labeling or grouping each risk included in the "Principal Risks" section to identify the risks associated with each sub-strategy.

         RESPONSE: As discussed with the Staff, due to the proximity of the filing date, the comment has been taken under advisement and will be considered in the Fund's next annual update.

4. COMMENT: Please confirm that including Emerging Markets Securities Risk and Foreign Currency Risk as principal risks of the Fund is appropriate.

         RESPONSE: The Adviser has confirmed that including Emerging Markets Securities Risk and Foreign Currency Risk as principal risks of the Fund is appropriate.

REAVES SELECT RESEARCH FUND

PROSPECTUS

1. COMMENT: In the "Principal Investment Strategies" section, please clarify that the Fund concentrates its investments in companies involved to a significant extent in the Utilities and/or Energy Industries, consistent with the fundamental policy included in the SAI.

         RESPONSE: The fourth sentence of the first paragraph of the "Principal Investment Strategies" section has been revised to read as follows:



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Houghton Hallock III, Esq.
November 30, 2011
Page 3

                  The Fund has adopted a policy to concentrate its investments (invest at least 25% of its assets) in companies involved to a significant extent in the Utilities and/or Energy Industries.

2. COMMENT: Please confirm that investment in master limited partnerships ("MLPs") is a principal investment strategy of the Fund.

         RESPONSE: The Adviser has confirmed that investment in MLPs is a principal investment strategy of the Fund.

3. COMMENT: The Staff notes the Fund currently has six calendar years of performance. Given the Fund's established performance history, please confirm the Adviser wishes to continue to show historical performance data of a composite managed by the Adviser in the Prospectus.

         RESPONSE: The Adviser has confirmed it wishes to continue to show historical performance data of the Adviser in the Prospectus.

SAI

1. COMMENT: Please confirm that the Fund's policy to invest 25% or more of its net assets in companies involved to a significant extent in the utilities and/or energy industries is consistent with the 1940 Act and SEC interpretations thereunder regarding concentration.

         RESPONSE: Section 8(b) of the 1940 Act requires a registrant to disclose in its registration statement its policy on concentrating investments in a particular industry or group of industries. Similarly,
         Item 16(c) of Form N-1A requires the Fund to disclose in the SAI its policy with respect to "concentrating investments in a particular industry or group of industries. " The Staff has also previously stated in interpretative guidance that if a Fund "intends to concentrate its investments in a particular industry, it should specify the industry or group of industries in which it will concentrate. "(1) The Utilities and Energy Industries are considered to be a "group of industries" for purposes of the Fund's concentration policy. This means that the Fund will invest 25% or more of its assets, collectively, in this group. The Fund's investments in the Utilities Industry or Energy Industry individually, however, may be less than 25% of its assets, provided that its aggregate investments in the Utilities and Energy Industries are at least 25% of its assets.

                                ***************

(1) REGISTRATION FORM USED BY OPEN-END MANAGEMENT INVESTMENT COMPANIES; Guidelines, Release No. 33-6479 (Aug. 12, 1983).



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Houghton Hallock III, Esq.
November 30, 2011
Page 4

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676   if you have
any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.